EXHIBIT 99.1

For Immediate Release	Date: April 10, 2023
23-29-TR

Teck Confirms Receipt of Revised Unsolicited Acquisition Proposal from Glencore

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today confirmed that it has received a revised, unsolicited, non-binding proposal from Glencore plc, which would see that company acquire Teck.

Glencore’s revised proposal appears to be largely unchanged, with the exception of a cash consideration alternative in lieu of shares in the proposed combined coal entity. The revised proposal does not provide an increase in the overall value to be received by Teck shareholders or appear to address material risks previously raised by Teck.

Consistent with its fiduciary duties and in consultation with its financial and legal advisors, Teck’s Board of Directors (the “Board”) will carefully and expeditiously review and evaluate the new proposal. Teck will advise shareholders of the Board’s decision regarding the revised proposal as soon as practicable.

As previously announced on April 3, 2023, following a detailed review and assessment of a similar unsolicited proposal from Glencore, Teck’s Board unanimously determined that the proposal was not actionable and not in the best interests of Teck or its shareholders. The Board determined that the previously rejected Glencore proposal would have exposed Teck shareholders to material risks and uncertainty and would have transferred significant value to Glencore at the expense of Teck shareholders.

Advisors

Barclays Capital Canada Inc. and Ardea Partners LP are serving as financial advisors to Teck. Stikeman Elliott LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP are acting as legal advisors.

BMO Capital Markets, Goldman Sachs & Co. LLC, and Origin Merchant Partners are serving as financial advisors to the Special Committee and Blake, Cassels & Graydon LLP and Sullivan & Cromwell LLP are acting as legal advisors to the Special Committee.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Forward-Looking Statements
This news release contains certain information which constitutes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to: statements regarding Teck’s planned separation transaction, including the timing thereof, and Teck’s expectations regarding the impacts of any such transaction in terms of creating value for shareholders; statements related to anticipated risks of Glencore’s proposal, including with respect to execution, timing and exposure to thermal coal and oil trading, and Teck’s assessment thereof as compared to its own planned separation transaction; statements related to the opportunity for future transactions involving Teck Metals or EVR; and statements with respect to Teck’s business and assets and its strategy going forward. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, most of which are beyond the Teck’s control. Several factors could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to: future actions taken by Glencore in connection with its unsolicited proposal; fluctuations in supply and demand in steelmaking coal, base metals and specialty metals markets; changes in competitive pressures, including pricing pressures; timing and receipt of requisite shareholder and court approvals; the recent global banking crisis and conditions and changes in credit markets; changes in capital markets; changes in currency and exchange rates; changes in and the effects of, government policy and regulations; and earnings, exchange rates and the decisions of taxing authorities, all of which could affect effective tax rates. Additional risks and uncertainties can be found in our Annual Information Form dated February 21, 2023 under “Risk Factors” and our management information circular in respect of our annual and special meeting of shareholders on April 26, 2023, each filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov), and on Teck’s website (www.teck.com). Should one or more of the risks or uncertainties underlying these forward-looking statements materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements.

The forward-looking statements contained herein are made as of the date of this release and, other than as required by applicable securities laws, Teck does not assume any obligation to update or revise them to reflect new events or circumstances. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

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